NABI

RECEIVED
2006 MAR -7 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary
Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA


06011394

January 3, 2006

Re: NABI ~~North American~~ Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

SUPPL

To Whom it May Concern

Find attached NABI Rt.'s latest news releases.

Sincerely,



Rita Szalay
Corporate Affairs Manager

Attachment:
NABI Rt. news releases

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL


NABI BUS INDUSTRIES RT.

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2. January 2006

Announcement to Shareholders Regarding Restructuring

On May 26, 2005 NABI Autobuszipari Rt ("NABI Rt.") announced that, along with its wholly owned subsidiary NABI Inc (together "NABI"), it had entered into a Master Support Agreement ("MSA") with its Financiers which provided for both a temporary conditional waiver for NABI's events of default then existing under their financing agreements for the term of the MSA and the restructuring of NABI's secured debt. Since that date NABI has been working towards its objectives and the subsequent implementation of the agreements set out in the MSA. As a part of this agreement with its Financiers, NABI undertook to continue with the restructuring efforts with a view to reducing its debt.

Under its terms the MSA would have expired on November 30, 2005, however, in cooperation with the Financiers this deadline was extended to December 31, 2005. NABI has requested a further extension of the MSA. The Financiers have indicated their consent to the extension and NABI expects formal approval shortly. A further announcement will be made to Shareholders when NABI receives the approval in written form.

- END -

For further information, contact
Rita Szalay
Phone: +36.1.401.7100, e-mail:szalayr@nabi.hu

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RECEIVED
2006 MAR -7 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

January 3, 2006

QVT Fund LP obtained interest in NABI Rt.

QVT Fund LP has informed the Company of the acquisition of 10.28% direct interest in NABI Rt.

According to the notice sent to the company - which had also been released in the December 27, 2005 issue of Hungarian Capital Market (Magyar Tőkepiac) by the shareholder - QVT Associates GP LLC, as the owner of QVT Fund LP obtained 10.28% indirect interest in NABI Rt. as a result of the above transaction. Furthermore, according to the notice sent by the shareholder, QVT Financial LP as the investment manager of QVT Fund LP, and its owner, QVT Financial GP LLC also gained indirect interest in NABI Rt. as a result of the transaction. Since QVT Financial LP had already had investment discretion rights for 104.463 NABI Rt. shares before the acquisition, QVT Financial LP and QVT Financial GP LLC now each hold 12.54% indirect interest in NABI Rt.

-END-

For NABI related information contact
Szalay Rita
Corporate Affairs Manager
Phone: +36.1.401.7100, Fax: +36.1.407.2931, e-mail: szalayr@nabi.hu